

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

<u>Via E-mail</u>
Keith A. Istre
Chief Financial Officer
Lamar Media Corp.
5321 Corporate Boulevard
Baton Rouge, Louisiana 70808

Re: **Lamar Media Corp.**
Registration Statement on Form S-4
Filed July 16, 2014
File No. 333-197460

Dear Mr. Istre:

We have limited our review of your registration statement to the clearance of our comments on the Form S-4 (File No. 333-197084) filed by Lamar Advertising REIT Company and the annual report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 000-30242) for Lamar Advertising Company and to ensure that any issues raised by us in those reviews are reflected in your registration statement.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director

cc: Stacie S. Aarestad
        Edwards Wildman Palmer LLP
        Via E-mail

        Danielle Dubreuil
        Lamar Media Corp.
        Via E-mail